UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ATS Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Joel R. Jacks

900 Third Avenue, 33rd Floor

New York, NY 10022

Telephone: (212) 909-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

8000 Towers Crescent Drive, 14th Floor

Tysons Corner, VA 22182

Attention: James J. Maiwurm

Telephone: (703) 720-7890

March 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Joel R. Jacks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,341,932
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,341,932
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,341,932
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Peter M. Schulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,241,500
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,241,500
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,241,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Wesley Gaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 229,994
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 229,994
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 229,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 00211E104

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Daniel Colon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 40,324
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 40,324
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): *%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Less than 1%

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2007 and amended on January 31, 2007, June 29, 2007 (by two filings), October 17, 2007 and May 23, 2008. This Amendment is being filed to report a change in beneficial ownership by Joel R. Jacks. On May 30, 2008, Mr. Jacks purchased 5,900 shares of common stock, par value $0.0001 per share (the “Common Stock”) of ATS Corporation as reported on a Form 4 filed with the SEC on June 3, 2008. On June 3, 2008, Mr. Jacks purchased 10,000 shares of Common Stock as reported on a Form 4 filed with the SEC on June 4, 2008. On June 9, 2008, Mr. Jacks purchased 10,000 shares of Common Stock as reported on a Form 4 filed with the SEC on June 11, 2008. On March 19, 2009, Mr. Jacks purchased 95,621 shares of common stock represented by a Form 4 filed with the SEC on March 20, 2009. The total amount of beneficially owned common stock owned by Joel R. Jacks following the Form 4 filing on March 20, 2009 is 1,341,932 shares at 5.9%. Unless otherwise stated, the information set forth in the original Schedule 13D and its amendments remains accurate in all respects.

Joel R. Jacks, Peter Schulte, Wesley Gaus and Daniel Colon, Jr. file as a “group,” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, due to their affiliation with CM Equity, as further described below.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Stock of ATS Corporation, a Delaware corporation formerly known as Federal Services Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7925 Jones Branch Drive, McLean, VA 22102.

Item 2.	Identity and Background.

This Amendment is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Joel R. Jacks (“Jacks”),

Peter M. Schulte (“Schulte”),

Wesley Gaus (“Gaus”), and

Daniel Colon, Jr. (“Colon”).

Jacks, Schulte, Gaus and Colon are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Amendment relates to (i) 1,341,932 shares of Common Stock held by Jacks, (ii) 1,241,500 shares of Common Stock held by Schulte, (iii) 229,994 shares of Common Stock held by Gaus, and (iv) 40,324 shares of Common Stock held by Colon (collectively, the “Shares”). Each of these individuals is associated with and employed by CM Equity Partners, L.P. (“CM Equity”), a company that invests in established middle market companies and manages private equity funds and investments through its management company, CM Equity Management, L.P. Jacks and Schulte are the Managing Partners and founders of CM Equity.

Each of Jacks and Schulte is serving as a director of the Issuer.

The business address of Jacks, Schulte, Gaus and Colon is 900 Third Avenue, 33rd Floor, New York, New York 10022.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Jacks purchased 5,900 shares of Common Stock on May 30, 2008; 10,000 shares of Common Stock on June 3, 2008; 10,000 shares of Common Stock on June 9, 2008; and 95,621 shares of Common Stock on March 19, 2009.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.

At the date of this statement, the Reporting Persons, except as set forth in this statement and consistent with Jacks’ and Schulte’s positions with the Issuer, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

All of the percentages calculated in this Amendment are based on 22,574,521 shares of Common Stock outstanding as of the close of business on March 6, 2009, as reported in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 16, 2009.

In the aggregate and without duplication, as of the date of this statement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,853,750 shares of Common Stock, which represents approximately 12.6% of the Common Stock outstanding as of the date of this statement. As set forth below, each of the Reporting Persons expressly disclaims beneficial ownership of shares of Common Stock as to which he does not have actual voting and dispositive power.

As of the date of this Amendment, Jacks may be deemed to be the beneficial owner of an aggregate of 1,341,932 shares of Common Stock, which represents approximately 5.9% of the Common Stock outstanding as of the date of this statement. Jacks has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares. Mr. Jacks’ recent purchases of Common Stock are described under Item 3, Source and Amount of Funds or Other Consideration.

As of the date of this Amendment, Schulte may be deemed to be the beneficial owner of an aggregate of 1,241,500 shares of Common Stock, which represents approximately 5.5% of the Common Stock outstanding as of the date of this statement. Schulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Gaus may be deemed to be the beneficial owner of an aggregate of 229,994 shares of Common Stock, which represents approximately 1.0% of the Common Stock outstanding as of the date of this statement. Gaus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

As of the date of this Amendment, Colon may be deemed to be the beneficial owner of 40,324 shares of Common Stock, which represents less than 1% of the Common Stock outstanding as of the date of this Amendment. Colon has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

Exhibit 99.2. Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.3. Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.4. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

Exhibit 99.5. Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.6. Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

Exhibit 99.7. Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.8. Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.9. Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

Exhibit 99.10. Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2009

JOEL R. JACKS

By:	/s/ Joel R. Jacks
Name:	Joel. R. Jacks

PETER M. SCHULTE

By:	/s/ Peter M. Schulte
Name:	Peter M. Schulte

WESLEY GAUS

By:	/s/ Wesley Gaus
Name:	Wesley Gaus

DANIEL COLON, JR.

By:	/s/ Daniel Colon, Jr.
Name:	Daniel Colon, Jr.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement (included as Exhibit 99.1 to the Schedule 13D/A filed on October 17, 2007)

99.2	Specimen warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.3	Form of Escrow Agreement entered into by the Issuer and certain of its stockholders and Continental Stock Transfer & Trust Company (included as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.4	Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124638), and incorporated herein by reference)

99.5	Amendment to Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 99.4 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

99.6	Amended and Restated Stock Escrow Agreement entered into by the Issuer, the former members of FSAC Partners, LLC, certain stockholders of the Issuer and Continental Stock Transfer & Trust Company (included as Exhibit 99.5 to the Schedule 13D/A filed June 29, 2007 and incorporated herein by reference)

99.7	Joel R. Jacks Power of Attorney (included as Exhibit 99.4 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.8	Peter M. Schulte Power of Attorney (included as Exhibit 99.5 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.9	Wesley Gaus Power of Attorney (included as Exhibit 99.8 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)

99.10	Daniel Colon, Jr. Power of Attorney (included as Exhibit 99.10 to the Schedule 13D filed January 19, 2007 and incorporated herein by reference)